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Form 12b-25
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                                                   Commission File Number 0-9032

                           NOTIFICATION OF LATE FILING
(Check One):  [X] Form 10-K and Form 10-KSB    [  ]  Form 20-F  [  ]  Form 11-K
[  ]  Form 10-Q and Form 10-QSB     [  ]  Form N-SAR
For Period Ended:   December 31, 1996
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[  ]  Transition Report on Form 10-K       [  ]  Transition Report on Form 10-Q

[  ]  Transition Report on Form 20-F       [  ]  Transition Report on Form N-SAR

[  ]  Transition Report on Form 11-K
For the Transition Period Ended:________________________________________________

Relates to financial statements to be filed pursuant to Regulation S-X Rule 3-09 referred to in Item 14(a)3 of Form 10K as timely filed.

                         Part I--Registrant Information
Full name of registrant  Sonesta International Hotels Corporation
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Former name if applicable
                                            N/A
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Address of principal executive office (Street and number)
200 Clarendon Street
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City, State and Zip Code  Boston, Massachusetts  02116
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                         Part II-Rules 12b-25(b) and (c)

[X]  (a)  The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or From N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]  (c)  The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


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                                                                     Form 12b-25



                               Part III-Narrative

The Registrant was required to amend its Form 10-K for the year ended December 31, 1996 to file financial statements of its investee RIF Resort Hotel, N.V. by June 30, 1997 pursuant to Regulation S-X, Rule 3-09. The Registrant has not been provided with those financial statements by the investee pending a decision by the investee's board relating to the refinancing of certain obligations which will mature in 1997. Details concerning the Registrant's investment are set out in Note 3 to its audited financial statements for the year ended December 31, 1996 which were timely filed. The Registrant is unsure of when such financial statements will be provided.

                            Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification
                          Boy van Riel (617) 421-5400

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ ] Yes [X] No



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                                                                     Form 12b-25





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.


                    SONESTA INTERNATIONAL HOTELS CORPORATION


                By: _____________________________________________
                            Boy van Riel
                            Vice President and Treasurer

                (Authorized to sign on behalf of the Registrant as Principal Financial Officer)

                DATE: July 1, 1997